Exhibit 99.1

CENOVUS MODERN SLAVERY REPORT 2024

Introduction:

This report is made jointly by Cenovus Energy Inc. and its wholly-owned subsidiaries listed in Schedule “A“ hereto (collectively, the Reporting Entities) pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the Act). This report constitutes our forced labour and child labour reporting statement for the financial year ending December 31, 2024 (2024). Where this report refers to “Cenovus”, “we”, “us” or “our”, it is a reference to all the Reporting Entities.

Cenovus Energy Inc. is listed on the Toronto and New York Stock Exchanges and is headquartered in Calgary, Alberta.

Steps to Prevent and Reduce the Risks of Forced Labour and Child Labour in 2024:

In general terms, Cenovus took the following steps during 2024 to prevent and reduce the risk of forced labour or child labour, as those terms are defined in the Act (“forced labour and/or child labour” or “modern slavery”) in our operations and supply chains:

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Continued the internal working group, the Modern Slavery Focus Group, composed of Management representatives from Supply Chain Management, Sustainability, Human Resources, Risk & Compliance, Governance and Legal, to continue to review the impact of the Act on Cenovus and assess the effectiveness of the actions taken to address the risks of modern slavery.

•	Engaged the services of external experts to advise Cenovus in relation to modern slavery risks, obligations and reporting requirements.

•	Formalized the governance structure for management of modern slavery risks at Cenovus in the Cenovus Modern Slavery Governance Program (Governance Program).

•	Sourced and began testing a tool to gather market and supplier data regarding modern slavery risks in our supply chain.

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Conducted reviews and analysis related to risks and responsibilities associated with forced labour and child labour within our regular document review cycles of Cenovus mandates, policies and procedures, modifying as required.

•	Provided select Staff with training regarding modern slavery awareness, detection, assessment and escalation within the Governance Program for action.

Details of the above actions are set out in this report.

Structure and Operations:

We are a Canadian-based integrated energy company headquartered in Calgary, Alberta. We are one of the largest Canadian-based crude oil and natural gas producers, with upstream operations in Canada and the Asia Pacific region, and one of the largest Canadian-based refiners and upgraders, with downstream operations in Canada and the United States (“U.S.”).

Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia.

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Our downstream operations include upgrading and refining operations in Canada and the U.S., and commercial fuel operations across Canada. Our operations involve activities across the full value chain to develop, produce, refine, transport and market crude oil, natural gas and refined petroleum products in Canada and internationally. Our physically and economically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil differentials and contribute to our net earnings by capturing value from crude oil, natural gas and NGLs production through to the sale of finished products such as transportation fuels.

Cenovus has approximately 7,000 employees and 1,700 contractors (collectively, Staff), and works with companies who provide us with goods and services (Suppliers) worldwide. Approximately 98% of our Staff are in North America, and less than 2% in China and Indonesia.

Our Staff are predominantly oil and gas professionals, operators in a variety of onshore, offshore, midstream and downstream functions, and corporate knowledge workers, including engineering, information technology, and other corporate and administrative professionals.

Upstream Segments:

Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership. The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.

Conventional, includes assets rich in NGLs and natural gas within the Elmworth and Wapiti (“Northern Corridor”), Edson, Clearwater, and Rainbow Lake operating areas in Alberta and British Columbia. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.

Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Limited (non-operated interests and not a Reporting Entity), which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia.

Downstream Segments:

Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.

U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. The U.S. Refining segment also includes the jointly-owned Wood River and Borger refineries, held through WRB, a jointly owned entity with operator Phillips 66. Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.

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Non-Operated Interests:

Cenovus holds interests in joint-venture assets that are not operated by Cenovus (referred to in this report as ‘non-operated joint ventures’, or ‘non-operated’ assets or interests, where assets or interests are operated by a third party ‘operator’). Statements regarding our operations, assets and values apply only to our operated assets, unless stated otherwise. Data for non-operated assets is not presented in this report; however, this report includes a description of how we generally approach risks, including with respect to modern slavery, in relation to our interests in non-operated assets and other investments.

Supply Chains

We engage in business with a wide range of Suppliers, sourcing materials and services locally and globally through our Supply Chain Management teams. We strive to build relationships with Suppliers who align with our values and operate ethically and responsibly. All Suppliers must follow applicable Cenovus policies.

For our direct Suppliers (tier 1 Suppliers), we use risk-based prequalification criteria to assess whether they are aligned with our safety and operational integrity requirements and to protect us from potential legal and reputational risks. Our prequalification assessment includes health, safety, environmental, technical compliance and financial considerations, among other supply chain management metrics, and is applied based on company size and global presence. Our prequalification questionnaire for certain Suppliers domiciled outside of North America includes questions to help us assess considerations related to human rights and labour practices, with minor exceptions based on localized requirements. In 2024, we procured goods and services across a wide range of categories and industry sectors and performed our contracting and procurement activities in accordance with our policy commitments.

The majority of our tier 1 Suppliers are domiciled in Canada and the United States, although we appreciate that many of them supply us with products that originate in other jurisdictions, and all have their own global supply chains. Our 2024 supply chain spend was in the jurisdictions of Canada (73%), United States (21%), China (1%), and other European and Asian countries (5%).

Policies

Our Staff and Suppliers all play a role in ensuring that we carry out our business activities in an ethical, legal and responsible manner. As part of our commitment to the policies and standards set by the Cenovus Board of Directors (Board) and Management, Cenovus seeks to work with Staff and Suppliers who share our commitment. We have an expectation that they will uphold our corporate values and where applicable, familiarize themselves with the Cenovus policies made available to Suppliers on our external website and to Staff on our internal website.

The Cenovus Human Rights Policy, established pursuant to our Code of Business Conduct & Ethics, prohibits all forms of slavery, compulsory and forced labour, human trafficking and child labour in Cenovus’s operated business activities. The use or consent to use forced or child labour by a Cenovus representative is strictly prohibited.

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The following Cenovus policies and standards guide our commitment to upholding our ethical responsibilities, and all have global application, across international entities and operated partnerships – specific human rights language is noted:

Policy	Overview	Policy in Action
Anti-Bribery, Anti-Corruption & Anti-Money Laundering Standard	The Anti-Bribery, Anti-Corruption & Anti-Money Laundering Standard affirms Cenovus’s commitment to complying with various anti-bribery, anti-corruption and anti-money laundering laws around the world.

The Anti-Bribery, Anti-Corruption & Anti-Money Laundering Standard applies to all Board and Staff, and in all jurisdictions in which we operate. For Suppliers, the applicable document is Trade Laws & Acting with Integrity. found on our external website.

Code of Business Conduct & Ethics

The Code of Business Conduct & Ethics confirms Cenovus’s support for the protection of human rights, as per Cenovus’s Human Rights Policy.

‘Cenovus is committed to fostering an environment where human rights are respected. We recognize the fundamental importance of human rights and support the spirit and intent of human rights legislation.’

The Code of Business Conduct & Ethics applies to all Board members, Staff and Suppliers, and in all jurisdictions in which we operate.

Human Rights Policy

The Human Rights Policy sets out our commitment to human rights and reflects our values and behaviours and further supports the sustainable operation of our business.

‘We are committed to fostering an environment where human rights are upheld and individual dignity is preserved. Cenovus prohibits all forms of slavery, compulsory and forced labour, human trafficking and child labour in its operated business activities.’

The Human Rights Policy applies to all Board members and Staff, and in all jurisdictions in which we operate. Suppliers are expected to uphold the values of this policy.

Investigations Standard

The Investigations Standard supports our commitment to a safe workplace and establishes an Investigations Committee. The Investigations Committee is responsible for ensuring investigations are conducted in a fair, objective and ethical manner in accordance with Cenovus’s Investigations Process.

The Investigations Standard applies to all Staff, where specified contractually, and by our policies, standards, and/or applicable law, applies to our Suppliers.

Supply Chain Management Policy

Our Supply Chain Management Policy affirms the guiding principles for the acquisition and management of goods and services with qualified Suppliers to ensure supply chain management activities are conducted in a lawful, safe, fair, ethical and objective manner.

The Supply Chain Management Policy requires Staff to engage with Suppliers that deliver Cenovus business and sustainability objectives and comply with applicable laws, company policies, customs compliance and our Supplier Code of Business Conduct.

The Supply Chain Management Policy applies to all Staff of Cenovus.

Potential Cenovus Suppliers are required to engage through the Cenovus Supply Chain Management team, who conduct Supplier prequalification assessments and maintain the list of approved and prospective Suppliers.

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Supplier Code of Business Conduct	The Supplier Code of Business Conduct prohibits the use of child labour, forced labour, human trafficking or slavery by Suppliers.	Subject to contractual exemptions, or applicable law, the Supplier Code of Business Conduct applies to all Suppliers.

Trade Compliance Standard

The Trade Compliance Standard describes the process and responsibilities required to meet Cenovus’s commitment to compliance with trade compliance laws, and addresses the risks associated with those laws.

Human rights and forced and child labour laws prohibit entities and individuals primarily from purchasing goods and conducting business with certain countries, entities or individuals associated with human rights violations or the use of forced or child labour. Under Canadian law, Cenovus is required to track and report on its efforts to ensure its supply chains are free of forced or child labour.

The Trade Compliance Standard applies to all Board and Staff, and in all jurisdictions in which the company operates. For Suppliers, the applicable document is Trade Laws & Acting with Integrity.

Cenovus’s regular policy document review cycle and ethics and compliance policy training process allow Cenovus to continuously review and adjust its policies at regular intervals and adjust its training topics to address prioritized activities and those activities with higher risk.

Board Oversight

The Board of Cenovus Energy Inc. approves Cenovus’s Code of Business Conduct & Ethics, which includes our commitment to respecting human rights. Adherence to human rights standards is also set out in our Sustainability Policy, which is overseen by the Board’s Safety, Sustainability and Reserves (SSR) Committee. The SSR Committee oversees the integration of the Sustainability Policy into Cenovus’s practices and behaviours. Cenovus’s Human Rights Policy prohibits all forms of slavery, compulsory and forced labour, human trafficking and child labour in its operated business activities.

Due Diligence Processes

The following is a summary of the due diligence processes undertaken by Cenovus related to assessing risks in its supply chain:

•	The North America Supplier prequalification process collects information about international Suppliers’ human rights practices.

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Pursuant to the Supply Chain Management Policy, procedures are in place for contracting and procurement of goods and services with the goal of policy compliance and consistency of operational integrity.

•	The Supply Chain Management team leverages data analytics to screen Suppliers of high-risk categories by considering country, industry, trading partners and product risks.

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•

Cenovus’s supply chain contracts have standard forms for the procurement of goods and services, including requirements for Supplier compliance with applicable laws and policies as well as various remedies for breaches. Cenovus’s policies that apply include the Supplier Code of Business Conduct, which prohibits the use of child labour, forced labour, human trafficking or slavery.

•	The Cenovus Investigations Committee has a mandate to review, and where appropriate investigate, allegations of breaches of Cenovus policies that are reported to the Investigations Committee.

Identifying Modern Slavery Risks

2024 Gaps and Opportunities

Given our workforce is largely comprised of office workers and skilled oil and gas field workers, and refinery Staff, including unionized Staff, we consider that there is low risk of forced labour or child labour in our direct operations.

Our forced labour and child labour risk assessment to date has focused upon the industry sectors of our tier 1 Suppliers. The assessment was guided by known inherently higher-risk jurisdictions where our tier 1 Suppliers are domiciled. Given that an estimated 96% of our total spend is with tier 1 Suppliers in Canada and the U.S., we consider the overall risk of modern slavery being present with our tier 1 Suppliers to be low. However, we appreciate that many of our tier 1 Suppliers supply us with products that originate from other jurisdictions, and all have their own global supply chains.

In 2024, Cenovus continued to conduct reviews of our current mandates, policies, and procedures as they relate to risks and responsibilities associated with forced labour and child labour. As a result of these reviews, Cenovus has formalized a governance document for its Modern Slavery Governance Program.

Managing Modern Slavery Risks

In 2024, Cenovus sourced a modern slavery risk management tool to allow us to leverage data insights and analytics regarding modern slavery risks in some of our Suppliers. Cenovus has piloted this tool and has trained Staff in its use and application to identify modern slavery risks in our tier 1 Suppliers and is commencing to evaluate specific groups of tier 1 Suppliers.

Suppliers in high-risk categories are monitored on an ongoing basis for risks of modern slavery, and the resulting risk profile and analysis serves as an input into mitigation actions as required.

Cenovus’s risk matrix is a standardized tool that assists with the assessment of risks across our asset base and is critical for the successful management of risk in our business. This tool allows us to identify and assess risk. We provide guidance and robust training for Staff, so they are able to stay safe and meet our risk management requirements.

Remediation Measures

In 2024, Cenovus has not confirmed any instances of forced labour or child labour in its operations or supply chain. As a result, it has not had to take any measures to remediate any forced labour or child labour.

In certain instances, and pursuant to the analytics performed by Supply Chain Management, a need for further information was identified for certain tier 1 Suppliers. Cenovus has developed a questionnaire and process for obtaining such further information from tier 1 Suppliers for further analysis and escalation, as required.

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We continue to be committed to providing access to effective reporting mechanisms related to concerns arising from compliance with Cenovus policies. In addition to our Investigations Standard, our Integrity Helpline is an anonymous way for stakeholders to share their concerns about how we conduct our operations, including concerns that our Staff and Suppliers are not complying with applicable Cenovus policies.

Training

When onboarding new Staff, we provide training regarding our safety commitments, the Code of Business Conduct & Ethics, the Cenovus Operations and Integrity Management System, and other information. On a regular basis, we require mandatory policy, ethics and compliance training for all Staff. The cadence allows Cenovus to continuously review and adjust its training topics to address those activities with higher risk. We provide additional targeted training, as required, to enhance understanding of specific functional and risk areas. Since January 2024, Cenovus has trained over 8,000 Staff1 with regard to risk-based Cenovus policy requirements, including the Cenovus Code of Business Conduct & Ethics.

In 2024, Cenovus formalized its Modern Slavery Focus Group within a corporate governance framework called the Cenovus Modern Slavery Governance Program. The Modern Slavery Focus Group has educated Staff across various business and governance functions on the risks of modern slavery in our business and supply chains, and provided information about Cenovus’s Modern Slavery Governance Program. Cenovus has assigned and trained Staff in the Modern Slavery Governance Program and the risk management tool and provided select Staff with training regarding modern slavery awareness, assessment, and escalation with the governance structure.

Assessing Our Effectiveness

Based on our review of our existing policies and practices which address modern slavery risks, Cenovus believes that our operational modern slavery risk is low. Our tier 1 Suppliers are required to comply with domestic and international laws, in many cases, comply with Cenovus Policies, and we also apply our own due diligence processes. Our Staff are predominantly oil and gas professionals, operators and administrative workers located in Canada and the U.S. We are satisfied that, as a result of recruitment, remuneration and compliance measures throughout our operations, there is low risk that any of our Staff are at risk of modern slavery. We continue to be guided by our policies and principles in our relationships with our Suppliers.

Cenovus understands that it has a responsibility to assess and report on the risk of modern slavery in its operations and supply chain. In 2024, the Modern Slavery Focus Group, continued to oversee an evolving program of measures designed to increase awareness and obtain better information relevant to modern slavery risks on our business and supply chains, review and modify, as needed, existing frameworks for management of modern slavery risks, provide training and continue to leverage management experience with the goal of reducing modern slavery exposure. Through the work of this group, Cenovus continues to assess opportunities to enhance its current framework to manage modern slavery risks and assess the effectiveness of the actions taken to address the risks of modern slavery.

[1]	Cenovus estimates that policy training cycle outputs may vary in accordance with staffing fluctuations during the course of the year.

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Looking forward

Preventing and addressing modern slavery risks in our operations and supply chains is an ongoing process that requires continued monitoring and evaluation. Cenovus is committed to conducting its business in a manner that reduces the risk of modern slavery and human trafficking. We expect all Board, Staff and Suppliers working on our behalf to adhere to these principles. Cenovus will continue to respect human rights and act with integrity in our operations and business dealings.

Approval and Attestation

This report was approved pursuant to subparagraph 11(4)(b)(ii) of the Act by the Board of Cenovus Energy Inc. for all Reporting Entities.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for 2024.

I have the authority to bind Cenovus Energy Inc. and the Reporting Entities.

/s/ Jonathan M. McKenzie

Full name: Jonathan M. McKenzie

Title: President & Chief Executive Officer and a Director, Cenovus Energy Inc.

Date: February 20, 2025

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Schedule “A”

Wholly-owned subsidiaries of Cenovus Energy Inc.:

Bruderheim Energy Terminal Ltd.

Cenovus Clearwater Partnership

Cenovus Edson Partnership

Cenovus Elmworth Partnership

Cenovus Kaybob Partnership

Cenovus Wapiti Partnership

FCCL Partnership

Husky Atlantic Partnership

Husky Energy International Corporation

Husky Energy Marketing Partnership

Husky Oil Limited Partnership

Sunrise Oil Sands Partnership

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